Supplement Dated July 20, 2001, to
The Prospectus Dated May 1, 2001, for
MARKET DIMENSIONS Variable Universal Life
issued by
Southland Life Insurance Company
and its
Southland Life Separate Account L1

This Supplement updates certain information contained in your May 1, 2001, Prospectus. Please read it carefully and keep it for future reference.

The following information relating to preferred policy loans is hereby added to the discussion titled, "Policy Loans" on page 34:

Effective August 1, 2001, beginning with the 11th policy year, all outstanding loan balances will be considered preferred loans, as a matter of current practice. Loans taken earlier, may qualify to be treated as a preferred loan. Please see the table below.

Preferred Loans

Policy Year	New Loan	Outstanding Balance
1-5	N/A	N/A
6-10	If insured has attained age 60 or older.*	N/A
11-20	Guarantee the first loan per year.* Current practice is all loans are preferred.	Not guaranteed; but current practice is all loans are preferred.
21+	All are preferred.	All are preferred.

*The <u>first</u> loan per policy year is a preferred loan, up to 10% of the net account value.

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The following information is hereby added to the section titled, "Riders" on page 28:

Additional Insured Rider

Effective October 1, 2001, you may add up to five Additional Insured riders to your policy. This rider provides death benefits upon the death of a named immediate family member. The person insured under the rider can be no older than age 75. We require proof of insurability for each person. The minimum coverage for each person is $10,000. The maximum coverage for all additional insured persons is five *times* your total stated death benefit. The monthly charge for this rider is included as part of the cost of insurance charge. ***See Cost of Insurance Charge, page 44.***

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